Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Scrip Dividend
Released	18:04 24-May-06
Number	5498D

REFERENCE No: 82-34854

SUPPL

C&C Group plc
Final dividend for year ended 28 February 2006
Scrip Alternative

C&C Group plc announces that the price of a New Share in respect of the 2005/2006 Final Dividend Scrip Alternative will be €6.38. As the cash dividend is 8.5c per share, the entitlement will be one New Share for every 93.823529 shares held where dividend withholding tax applies and one New Share for every 75.058824 shares held where dividend withholding tax does not apply.

RECEIVED
2006 MAY 31 P 12:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enquiries:
Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100

06013974

END

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PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

Company name **C&C Group Plc**

Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer	2	State whether the notification relates to: (i) a

	C&C Group plc		transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). Notification relates to (i) and (ii) above
3	Name of person discharging managerial responsibilities/director Brendan Dwan - Director	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Notification also relates to the Dwan Partnership, a partnership in which the director is a partner.
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Director named in 3 above and partnership named in 4 above.	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares 250,000 Ordinary Shares of €0.01 each
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction Sale by Brendan Dwan

	Brendan Dwan and Dwan Partnership		of 150,000 shares and sale by Dwan Partnership of 100,000 shares, all at a price of Euro 6.70 each.
9	Number of shares, debentures or financial instruments relating to shares acquired N/A	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11	Number of shares, debentures or financial instruments relating to shares disposed 250,000	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.08%
13	Price per share or value of transaction Euro 6.70 per share.	14	Date and place of transaction 11 May 2006, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 789,005 Ordinary Shares, - 0.24 %, being Brendan Dwan 189,005 and the Dwan Partnership 550,000.	16	Date issuer informed of transaction 12 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised

	N/A		N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information N/A	24	Name of contact and telephone number for queries Noreen O'Kelly, Company Secretary Phone No: 00 353 1 616 1103

Name and signature of duly designated officer of issuer responsible for making notification

____

Noreen O'Kelly, Company Secretary

Date of notification 12 May 2006

END

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